8Q-5779

# WACHTELL, LIPTON, ROSEN & KATZ




51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000




05010229

August 3, 2005

**By Federal Express**

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

SEC MAIL PROCESSING SECTION RECEIVED AUG 04 2005 WASH, D.C. 198

PROCESSED AUG 08 2005 THOMSON FINANCIAL

Re: Pinault-Printemps-Redoute S.A.
<u>Submission Pursuant to Rule 12g3-2(b)(iii)</u>

Ladies and Gentlemen:

By letter dated April 27, 2001, on behalf of our client Pinault-Printemps-Redoute S.A. (the "Company"), we made a submission to the Securities and Exchange Commission (the "SEC") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents on behalf of the Company in order to maintain such exemption and to comply with the requirements of Rule 12g3-2(b)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

dw 8/8

The information set forth below is a summary of documentation which the Company has made public pursuant to French law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. In April, 2005, the Company filed with the French securities regulator, the Autorité des Marchés Financiers, a copy of its *document de référence* in respect of fiscal year 2004. As this document was filed in the French language only, a copy is not being furnished.

2. On April 8, 2005, the Company published the Prior Notice (*avis de réunion*) of its Joint Ordinary and Extraordinary General Shareholders Meeting held on May 19, 2005 (the "Annual Shareholders Meeting"). As this notice was published in the French language only, a copy is not being furnished.

3. On April 25, 2005, PPR published its Convocation Notice of the Annual Shareholders Meeting (*Avis de convocation*). As this notice was published in the French language only, a copy is not being furnished.

4. In May 2005 and in connection with the Annual Shareholders Meeting, the Company published an Information Notice (*note d'information*) regarding the Company's share repurchase program. As this Information Notice was published in the French language only, a copy is not being furnished.

5. On May 19, 2005, the Company issued a press release reporting on its Annual General Meeting and New Board of Directors. A copy of the English language version of this press release is furnished as Appendix A to this letter.

6. On June 16, 2005, the Company issued a press release announcing the successful completion of the sale of a Euro 300 million bond issue maturing January 29, 2013. A copy of the English language version of this press release is furnished as Appendix B to this letter.

7. On June 29, 2005, the Company issued a press release announcing that it had sold 2,668,132 treasury shares. A copy of the English language version of this press release is furnished as Appendix C to this letter.

8. On June 30, 2005, the Company issued a press release announcing an agreement for BNP Paribas to acquire the Company's remaining stake in Facet. A copy of the English language version of this press release is furnished as Appendix D to this letter.

9. On July 19, 2005, Gucci Group, a subsidiary of the Company, issued a press release announcing the appointment of Mark Lee as chief executive officer of its Gucci division. A copy of the English language version of this press release is furnished as Appendix E to this letter.

10. On July 21, 2005, the Company issued a press release announcing the appointment of Laurent Claquin as the Company's Communications Director. A copy of the English language version of this press release is furnished as Appendix F to this letter.

11. On July 28, 2005, the Company issued a press release announcing its sales results for the second quarter and first half of 2005. A copy of the English language version of this press release is furnished as Appendix G to this letter.

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at (212) 403-1331 or David A. Katz, also of this office, at (212) 403-1309. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Joshua R. Cammaker

Enclosure
cc: Julien Naginski, Esq.
Pinault-Printemps-Redoute S.A.
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz

**Appendix A**

PPR

**PRESS RELEASE** Paris, May 19, 2005

# PPR Reports on its Annual General Meeting and New Board of Directors

The Company held its Ordinary and Extraordinary Annual General Shareholders Meeting in Paris today. The shareholders approved all of the resolutions submitted to the meeting, including:

- the adoption of new company by-laws reflecting the new governance structure with a single Board of Directors

- the appointment for four-year terms of the following members of the Board of Directors:
  - Mr. François-Henri Pinault
  - Mrs. Patricia Barbizet
  - Mr. René Barbier de La Serre
  - Mr. Pierre Bellon
  - Mr. Allan Chapin
  - Mr. Luca Cordero di Montezemolo
  - Mr. Anthony Hamilton
  - Mr. Philippe Lagayette
  - Mr. Baudouin Prot

- the change in the company's name from Pinault-Printemps-Redoute to PPR

- the payment of a dividend of EUR 2.52 per share on June 3, 2005, to PPR shareholders of record on June 2, 2005, and

- the Company's consolidated financial statements for 2004

Following the Annual General Meeting, the Board of Directors met and elected François-Henri Pinault Chairman of the Board and Chief Executive Officer of PPR. Patricia Barbizet was named Vice Chairman of the Board. François Pinault, the founder of the PPR group, was named Honorary Chairman of the Board.

The Board also formed its specialized committees and appointed the following directors to the committees:

<u>Nominations Committee</u> - Patricia Barbizet (Chairman), Allan Chapin and Baudouin Prot

<u>Audit Committee</u> - René Barbier de La Serre (Chairman), Patricia Barbizet and Anthony Hamilton

<u>Remuneration Committee</u> - Philippe Lagayette (Chairman), René Barbier de La Serre, Patricia Barbizet, Pierre Bellon, Allan Chapin and François-Henri Pinault

At François-Henri Pinault's proposal, the Board also decided to create a Strategy and Development Committee, whose principal mission is to assist the Board in identifying, examining and accompanying strategic development initiatives for the Group. The members of the Strategy and Development Committee are: Patricia Barbizet (Chairman), François Pinault, Pierre Bellon, Philippe Lagayette and François-Henri Pinault.

The following Group executives were appointed as advisors (*censeurs*) to the Board: Thierry Falque-Pierrotin (CEO of Redcats), Denis Olivennes (CEO of Fnac), Robert Polet (CEO of Gucci Group), and Ross McInnes (PPR Executive Vice President - Finance, as of July 1, 2005). Their principal role as advisors to the Board is to contribute their expertise regarding the Group's operations to the Board and to the Strategy and Development Committee.

*PPR is a global player in Retail and Luxury Goods, with approximately 82,000 employees in 65 countries. Through its Retail businesses Printemps, Conforama, Redcats, Fnac and CFAO, and the Luxury brands of Gucci Group (Gucci, Yves Saint Laurent, Bottega Veneta, YSL Beauté, Boucheron, Sergio Rossi, Bédat & Co, Alexander McQueen, Stella McCartney and Balenciaga), PPR generated sales of EUR 17.8 billion in 2004. (Including Rexel, which was divested at the end of 2004, the Group's consolidated sales for 2004 amounted to EUR 24.2 billion.) PPR shares are listed on Euronext Paris (# 121485, PRTP.PA, PPFP).*

CONTACTS

| | | |
|---|---|---|
| **Media:** | Lorie Lichtlen | +33-1 45 64 65 06 |
| **Media website:** | www.pprlive.com | |
| **Analysts/Investors:** | David Newhouse<br>Alexandre de Brettes | +33-1 45 64 63 23<br>+33-1 45 64 61 49 |
| **Analyst/Investor website:** | www.pprfinance.com | |

**Appendix B**

■ **06/16/2005:PPR**

**Strong Demand for PPR Bond Issue**

PPR has successfully completed the sale of a EUR 300 million bond issue maturing January 29, 2013.

Strong demand -- representing 1.5 times the launch amount -- allowed the Group to place the issue in excellent conditions. PPR benefiting from particularly favorable interest rates, the coupon was set at 4%.

This strong demand reflects investor confidence in PPR, as the Group continues to strengthen its capital structure by extending the maturity of its debt and diversifying its sources of funding.

PPR (formerly Pinault-Printemps-Redoute) is a global player in Retail and Luxury Goods, with 82,000 employees in 65 countries. Through its Retail businesses Printemps, Conforama, Redcats, Fnac and CFAO, and the Luxury brands of Gucci Group (Gucci, Yves Saint Laurent, Bottega Veneta, YSL Beauté, Boucheron, Sergio Rossi, Bédat & Co, Alexander McQueen, Stella McCartney and Balenciaga), PPR generated sales of EUR 17.8 billion in 2004. (Including Rexel, which was divested at the end of 2004, the Group's consolidated sales for 2004 amounted to EUR 24.2 billion.) PPR shares are listed on Euronext Paris (# 121485, PRTP.PA, PPFP).

**CONTACTS**

Media
Lorie Lichtlen +33-1 45 64 65 06
Media website: www.pprlive.com

Analysts/Investors
David Newhouse +33-1 45 64 63 23
Alexandre de Brettes +33-1 45 64 61 49
Analyst/Investor website: www.pprfinance.com

## Appendix C

■ **06/29/2005:PPR**

**PPR sells its treasury shares**

PPR announces that it has sold 2,668,132 treasury shares.

Between May 18 and June 10, 2005, PPR, acting through an independent service provider, sold 1,108,132 treasury shares through block trades at an average price of EUR 81.058.

The remaining 1,560,000 shares were sold on June 27, 2005 in an over-the-counter transaction at a price of EUR 83.70.

These transactions were completed pursuant to PPR's announcement on April 6, 2005 of its intention to eliminate its treasury shares, by cancelling 2 million shares and selling the balance.

Following these transactions, PPR holds 10,000 treasury shares to cover its liquidity contract. PPR's share capital now consists of 120,438,230 shares with a nominal value of EUR 4 each.

In anticipation of its 2008 OCEANE, the Group has also purchased 3 million PPR call options with a 2008 maturity.

PPR (formerly Pinault-Printemps-Redoute) is a global player in Retail and Luxury Goods, with 82,000 employees in 65 countries. Through its Retail businesses Printemps, Conforama, Redcats, Fnac and CFAO, and the Luxury brands of Gucci Group (Gucci, Yves Saint Laurent, Bottega Veneta, YSL Beauté, Boucheron, Sergio Rossi, Bédat & Co, Alexander McQueen, Stella McCartney and Balenciaga), PPR generated sales of EUR 17.8 billion in 2004. (Including Rexel, which was divested at the end of 2004, the Group's consolidated sales for 2004 amounted to EUR 24.2 billion.) PPR shares are listed on Euronext Paris (# 121485, PRTP.PA, PPFP).


**CONTACTS**

Media:
Lorie Lichtlen +33-1 45 64 65 06
Media website: www.pprlive.com

Analysts/Investors:
David Newhouse +33-1 45 64 63 23
Alexandre de Brettes +33-1 45 64 61 49
Analyst/Investor website: www.pprfinance.com

Appendix D

■ **06/30/2005:PPR**

**Acquisition by BNP Paribas of PPR Group's remaining stake in Facet**

PPR and BNP Paribas announced today that they have signed an agreement under which Cetelem, a BNP Paribas subsidiary, has acquired PPR Group's remaining 10% stake in Facet (Conforama's card business).

The transaction is valued at EUR 90 million.

**About PPR**

***PPR*** *(formerly Pinault-Printemps-Redoute) is a global player in Retail and Luxury Goods, with 82,000 employees in 65 countries. Through its Retail businesses Printemps, Conforama, Redcats, Fnac and CFAO, and the Luxury brands of Gucci Group (Gucci, Yves Saint Laurent, Bottega Veneta, YSL Beauté, Boucheron, Sergio Rossi, Bédat & Co, Alexander McQueen, Stella McCartney and Balenciaga), PPR generated sales of EUR 17.8 billion in 2004. (Including Rexel, which was divested at the end of 2004, the Group's consolidated sales for 2004 amounted to EUR 24.2 billion.) PPR shares are listed on Euronext Paris (# 121485, PRTP.PA, PPFP).*

**About BNP Paribas**

***BNP Paribas*** (www.bnpparibas.com*) is a European leader in banking and financial services, with a significant and growing presence in the United States and leading positions in Asia. BNP Paribas is the first bank in the Euro zone in terms of net income (2004). The group has one of the largest international banking networks, present in over than 85 countries with close to 100,000 employees, including 67,000 in Europe. BNP Paribas enjoys key positions in its three core businesses: Corporate and Investment Banking, Asset management & Services and Retail Banking.*

**BNP Paribas contacts:**

**Media:**
Michèle Sicard: +33 -1 42 98 13 36
Carine Lauru: +33 -1 42 98 15 91

**PPR Contacts:**

**Media:**
Lorie Lichtlen: +33 -1 45 64 65 06

**Analysts/Investors:**
David Newhouse: +33 -1 45 64 63 23
Alexandre de Brettes: +33 -1 45 64 61 49

**Media website:** www.pprlive.com
**Analysts/Investors website:** www.pprfinance.com

Appendix E

■ **07/19/2005:Gucci**

**Mark Lee appointed CEO of Gucci Division**

Amsterdam, July 19, 2005 - Robert Polet, Chairman of the Management Board, President and CEO of Gucci Group, announces the appointment of Mark Lee as Chief Executive Officer of Gucci Division, effective from today.

Mark Lee has served as President and Managing Director of Gucci Division since November 2, 2004. He is 42 years old, an American citizen and has worked for Gucci Group since 1996 in various capacities.

Robert Polet said: *"I am very pleased to appoint Mark as CEO of Gucci Division. This appointment fits perfectly with our mission to further strengthen Gucci's position as a luxury and fashion leader."*

Gucci Group N.V. is one of the world's leading multi-brand luxury goods companies. Through the brands Gucci, Yves Saint Laurent, Bottega Veneta, YSL Beauté, Boucheron, Sergio Rossi, Bédat & Co., Roger & Gallet, Alexander McQueen, Stella McCartney and Balenciaga, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewellery, ties and scarves, eyewear, perfumes, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, dutyfree boutiques and leading department and specialty stores. Gucci Group is owned by PPR, a leading European retail and luxury group. Shares in PPR are traded on the Euronext Paris (# 121485, PRTP.PA,PPFP).

For media inquiries:
Brunswick Group LLP
Simon Holberton
+44 20 7404 5959

For investors/analysts inquiries:
Gucci Group N.V.
Enza Dominijanni
+39 055 7592 2205

**Appendix F**

PPR

Paris, July 21, 2005

**PRESS RELEASE**

---

## Laurent Claquin is appointed Communications Director of PPR

Laurent Claquin has been appointed PPR Communications Director, as of July 7, 2005. He is notably in charge of developing and implementing the Group's corporate communications strategy. The Communications department encompasses internal communications and the Group's image, as well as media relations. Laurent Claquin will also coordinate the network of retail company and brand communications directors, in the area of corporate communications.

Laurent Claquin succeeds Thomas Kamm, who is leaving the Group after having managed PPR's corporate communications for more than two years with enthusiasm, dedication and professionalism.

*Laurent Claquin, 34 years old, was previously at Artemis, where he was advisor to François-Henri Pinault since September 2004. A graduate of the Ecole Supérieure de Commerce de Rennes, he holds an MBA in international management from the University of Exeter and a postgraduate degree in cultural management from the University of Paris's Institute of European Studies. Laurent Claquin began his career in 1994 as a consultant at Coopers & Lybrand. In 1997, he joined the Galerie Nationale du Jeu de Paume to oversee the contemporary art center's communications and international relations, before joining the Pompidou Center as deputy communications director in 1999. In May 2002, he was appointed deputy chief of staff to the French Minister of Culture and Communication and then technical advisor to the Minister (until June 2004).*

***PPR** (formerly Pinault-Printemps-Redoute) is a global player in Retail and Luxury Goods, with 82,000 employees in 65 countries. Through its Retail businesses Printemps, Conforama, Redcats, Fnac and CFAO, and the Luxury brands of Gucci Group (Gucci, Yves Saint Laurent, Bottega Veneta, YSL Beauté, Boucheron, Sergio Rossi, Bédat & Co, Alexander McQueen, Stella McCartney and Balenciaga), PPR generated sales of EUR 17.8 billion in 2004. (Including Rexel, which was divested at the end of 2004, the Group's consolidated sales for 2004 amounted to EUR 24.2 billion.) PPR shares are listed on Euronext Paris (# 121485, PRTP.PA, PPFP).*


**CONTACTS**

| | | |
|---|---|---|
| Media: | **Lorie Lichtlen** | **+33-1 45 64 65 06** |
| Media website: | **www.pprlive.com** | |
| Analysts/Investors: | **David Newhouse** | **+33-1 45 64 63 23** |
| | **Alexandre de Brettes** | **+33-1 45 64 61 49** |
| Analyst/Investor website: | **www.pprfinance.com** | |

Appendix G

PPR

Paris, July 28, 2005

**PRESS RELEASE**

## PPR sales rise 4% to EUR 3,986.9 million in the second quarter and +3.1% to EUR 8,094.4 million in the first half of 2005

- **Robust growth in Luxury:**
  **+12.5% to EUR 639.3 million in the second quarter**
  **+11.2% to EUR 1,350.8 million in the first half**

- **Good resilience in Retail:**
  **+2.5% to EUR 3,353.9 million in the second quarter**
  **+1.6% to EUR 6,755.5 million in the first half**

*François-Henri Pinault, Chairman and CEO of PPR, commented: "PPR continued to grow in the second quarter, despite a difficult economic climate. Thanks to the talent and creativity of our teams, the Luxury business continued to advance at a remarkable pace. In Retail, we have consolidated our leadership positions in international markets, largely offsetting the weakness of the French market. The figures we are announcing today underscore the relevance of our strategic choices and of PPR's positioning in its two core businesses."*

For the first time, PPR is releasing its first-half sales figures in accordance with International Financial Reporting Standards (IFRS). The change in revenues by activity in the second quarter and first half is as follows:

| *(in EUR million)* | Q2 2005 | Q2 2004 (1) | Change | | H1 2005 | H1 2004 (1) | Change | |
|---|---|---|---|---|---|---|---|---|
| *According to IFRS* | | | Actual | Comparable (2) | | | Actual | Comparable (2) |
| Retail | 3,353.9 | 3,271.5 | + 2.5% | + 0.2% | 6,755.5 | 6,648.9 | + 1.6% | + 1.9% |
| Luxury Goods | 639.3 | 568.2 | + 12.5% | + 17.6% | 1,350.8 | 1,215.2 | + 11.2% | + 15.9% |
| *(Inter-company sales)* | *-6.3* | *-7.7* | *ns* | *ns* | *-11.9* | *-13.3* | *ns* | *ns* |
| **PPR - Continuing operations** | **3,986.9** | **3,832.0** | **+ 4.0%** | **+ 2.7%** | **8,094.4** | **7,850.8** | **+ 3.1%** | **+ 4.0%** |

(1) *After adjustment for the impact of transition to IFRS and change in closing date of Gucci Group's financial year.*

(2) *On a comparable basis in terms of Group scope, exchange rates and number of days.*

## Group

In the second quarter, Group sales climbed to EUR 3,986.9 million, up 4% in actual terms. On a comparable basis, revenue was up 2.7%.

Building on the momentum of the second quarter, Group sales for the first six months of 2005 totalled EUR 8,094.4 million, up 4% on a comparable basis.

## Retail

| *(in EUR million)* *According to IFRS* | Q2 2005 | Q2 2004 [1] | Change | |
|---|---|---|---|---|
| | | | Actual | Comparable [2] |
| Conforama | 655.2 | 653.8 | + 0.2% | - 3.3% |
| Fnac | 892.6 | 848.1 | + 5.2% | + 0.4% |
| Printemps | 175.6 | 183.1 | - 4.1% | - 7.8% |
| Redcats | 1,114.4 | 1,102.1 | + 1.1% | + 0.3% |
| CFAO | 499.4 | 464.6 | + 7.5% | + 8.1% |
| Other activities | 16.7 | 19.8 | - 15.7% | - 3.5% |
| **Retail** | **3,353.9** | **3,271.5** | **+ 2.5%** | **+ 0.2%** |

(1) *After adjustment for the impact of transition to IFRS.*

(2) *On a comparable basis in terms of Group scope, exchange rates and number of days.*

- The Retail division delivered a satisfactory second quarter with total sales of EUR 3,353.9 million, up 2.5% on an actual basis and up 0.2% on a comparable basis.

- In France, retail companies showed their resilience in a weak consumer spending environment. Sales were up 1.1% on an actual basis and down 2.7% on a comparable basis.

- Outside of France, revenues expanded at a steady pace — up 4.3% on an actual basis and up 3.9% on a comparable basis — driven by good performances from Fnac, Redcats and CFAO. By so doing, the Retail companies further demonstrated their ability to replicate their successful business models outside of France.

- **Conforama**

  Conforama sales totalled EUR 655.2 million in the second quarter, reflecting an increase of 0.2% on an actual basis and a decline of 3.3% based on a comparable basis.

  During the quarter, Conforama pressed ahead with efforts to renovate the store base. Three new stores were opened, one in France and two in Spain. In France, seven stores were refurbished to accommodate an expanded merchandise range and ensure more prominent display.

In France, sales were down 4.4% on a comparable basis, reflecting the combination of a difficult economic climate, lower average selling prices and to a lesser extent the store renovation program. Sales of white goods were up, but were unable to offset lower sales in the furniture segment, where the merchandise range is being revamped to better correspond to consumer demand. During the quarter, Conforama reinforced its positioning as a discount retailer. This strategy should enable the company to boost its brand image and benefit from any recovery in activity in 2005.

Internationally, revenues dipped 1.5% as a result of pricing pressure in most European countries. Sales in Italy were down 3.3%. Excluding Italy, sales outside France were up 0.7%, reflecting increased contributions from Spain (+22.9%) and Portugal (+2.4%).

- **Fnac**

In the second quarter, Fnac reported steady growth in revenues, which rose 5.2% on an actual basis and 0.4% on a comparable basis to EUR 892.6 million.

In France, Fnac store sales rose 1.8% on an actual basis but declined 2.6% on a comparable basis, due to lower average selling prices for technical products and to delayed launches of new books and CDs, which were postponed to the second half of the year. Sales of audio equipment rose by an outstanding 22.2%, thanks to strong consumer demand for MP3 players and accessories.
Fnac subsidiaries continued to report solid gains. Fnac Eveil & Jeux posted 5% sales growth while fnac.com recorded a 35.6% increase in sales, thus consolidating its French leadership in B2C e-commerce in terms of audience.

International expansion is a strategic growth priority for Fnac. International operations reported strong sales growth during the quarter with comparable sales up 6.5%, led by Brazil and Spain, which posted double-digit sales increases. The company moved forward with expansion plans in Spain and Portugal, opening two new Fnac stores in the second quarter.

- **Printemps**

Sales declined by 4.1% on an actual basis and by 7.8% on a comparable basis to EUR 175.6 million during the quarter. This figure does not take into account sales from concessions, which were up 5.4% on an actual basis and up 1.6% on a comparable basis. Total merchandise sales (including concessions) were adversely affected by unfavourable summer sales dates in June. Women's wear sales grew 1.2% during the quarter.

Sports division sales were down in the second quarter as the athletic footwear market substantially declined on delays in the release of new collections (postponed to the second half of the year) and an absence of major international sporting events.

- **Redcats**

Redcats sales totalled EUR 1,114.4 million in the second quarter. In spite of the consumer spending slowdown in Europe, Redcats remained on a growth course, posting actual sales growth of 1.9% (excluding Sears) and comparable sales growth of 1%.

In France, Redcats' home-shopping brands continued to gain market share despite experiencing a moderate 1.6% softening in sales. Revenues were supported by a strong performance from the Children-Family division (+7.4%) and by the sales rebound at Senior brands (+3.1%) while La Redoute (-3.9%) proved resilient in a declining consumer spending environment.

Outside of France, comparable sales were up 1.9%. Revenues in Europe (+0.4%) were dampened by weak consumer demand and market weakness in Scandinavia and the United Kingdom. In the United States, Redcats continued its momentum in the second quarter with comparable sales growth of 6.5% (excluding Sears).

Redcats continued to experience rapid growth in online sales, posting a 35.8% increase in comparable terms to EUR 278.2 million during the quarter. E-commerce now accounts for around one-quarter of Redcats' revenues.

- **CFAO**

Sales at CFAO climbed to EUR 499.4 million in the second quarter, up 7.5% on an actual basis and up 8.1% on a comparable basis. All three of the company's activity sectors reported rapidly increasing sales, with the automotive business up 7.5%, pharmaceuticals up 10.8% and technology up 9.3%.

CFAO experienced significant differences in its performance by geographical area. Conditions remained extremely challenging in French-speaking Sub-Saharan Africa (particularly in Ivory Coast and Cameroon) while sales in Mediterranean Africa, which rose by 47.8% on a comparable basis, represented three-quarters of the growth recorded in the second quarter.

## Luxury Goods

| *(in EUR million)* *According to IFRS* | Q2 2005 | Q2 2004 (1) | Change Actual | Change Comparable (2) |
|---|---|---|---|---|
| Gucci Division | 378.6 | 335.2 | + 12.9% | + 19.0% |
| Bottega Veneta | 32.6 | 22.0 | + 48.4% | + 55.8% |
| Yves Saint Laurent | 33.1 | 35.3 | - 6.2% | - 2.9% |
| YSL Beauté | 130.1 | 130.4 | - 0.2% | + 3.3% |
| Other brands | 64.9 | 45.3 | + 43.3% | + 45.8% |
| **Luxury Goods** | **639.3** | **568.2** | **+ 12.5%** | **+ 17.6%** |

(1) *After adjustment for the impact of transition to IFRS and change in closing date of Gucci Group's financial year.*

(2) *On a comparable basis in terms of Group scope, exchange rates and number of days.*

- Luxury Goods sales amounted to EUR 639.3 million in the second quarter, up 12.5% on an actual basis and up 17.6% on a comparable basis.

- Building on a very good first quarter performance, the Gucci and Bottega Veneta brands continued to grow dramatically, posting respective sales increases of 19% and 55.8%, while Boucheron and the designer brands maintained momentum and recorded significant sales growth.

- The outstanding performance in Luxury Goods was fuelled by strong sales increases across all main product categories. Sales of leather goods, which account for 39% of sales in the Luxury Goods division, climbed by 33.6%.

- The Luxury Goods division experienced strong double-digit sales growth in all geographical areas, with the highest increases recorded in Asia-Pacific (+30.9%) and in North America (+22.1%).

- Sales through directly operated stores advanced by a very good 22.4%. Wholesale sales continued to accelerate, rising by 9.4% in the second quarter compared to an increase of 4.4% in the first quarter.

- **Gucci Division**

  Gucci Division sales advanced 19% on a comparable basis to EUR 378.6 million. During the quarter, leather goods (+32.1%) made the largest contribution to sales. Highlights included the successes of *Hasler, Pelham*, *Punch* and *Creole* handbags and of carry-over lines such as *Abbey* and *Eclipse*.

  By capitalising on the high quality of its products, its upscale market positioning and prominent advertising presence, the brand succeeded in maintaining its price points.

Gucci Division posted sales growth of more than 10% in all geographical regions, and accelerated its growth momentum in North America and Asia-Pacific.

- **Bottega Veneta**

Bottega Veneta continued to build on its first-quarter momentum, with sales up 55.8% on a comparable basis to EUR 32.6 million. Sales through directly operated stores climbed by 53.9% while wholesale sales rose 80.7%.

Thanks to the success of its most recent collections, the brand reported double-digit sales increases in virtually all product categories in the second quarter.

This excellent performance saw gains in all geographical areas: with Europe up 50.2%, Asia-Pacific up 97.8%, Japan up 45.5% and North America up 48.1%.

- **Yves Saint Laurent**

Yves Saint Laurent sales amounted to EUR 33.1 million, down 2.9% on a comparable basis, notably due to a disappointing performance in leather goods, which contrasted with 5.8% growth in ready-to-wear sales.

The company is confident that its new operational structure, including a newly appointed accessories designer, will provide renewed impetus for the brand's development.

- **YSL Beauté**

Revenues at YSL Beauté rose by 3.3% on a comparable basis. Sales of fragrances and cosmetics products marketed under the Yves Saint Laurent brand rose by 6.2%, driven by the success of the *Cinéma* fragrance and of *Rouge Pure Shine* lipstick (launched in March 2005), as well as by strong sales of the *Opium* fragrance and of make-up lines.

Fragrances revenues rose 2.8%. Make-up sales climbed 9.6%, reflecting the success of the new summer 2005 range.

- **Other brands**

The other Luxury brands posted strong sales increases in the second quarter. Sales rose 45.8% on a comparable basis to EUR 64.9 million. Sharpest gains were posted by Boucheron, Balenciaga and Alexander McQueen.

These results were supported by the launch of a raft of new initiatives in the quarter, which testify to the creativity and innovation of the design teams at these brands.

Alexander McQueen created the *Novak* handbag with the ambition of creating an icon, both timeless and instantly identifiable. Alexander McQueen has also teamed up with Puma to launch a new sports shoe line for men and women, to raise the profile of the brand.
Stella McCartney continues to pursue selective partnership opportunities and will design a women's collection for H&M, which will go on sale in autumn 2005.
Balenciaga posted spectacular sales growth in the second quarter, led by a 300% increase in leather goods sales.
Boucheron pressed ahead with efforts to reposition its business and in April opened its first store in Shanghai, which will spearhead its development in China. Initial response to the new *haute joaillerie* collection, launched in July, has been outstanding.

***CONFERENCE CALL***

*PPR will host a conference call for journalists, analysts and investors: at 3.00 p.m. (Continental Europe) / 2.00 p.m. (United Kingdom) / 9.00 a.m. (US East Coast time) on Thursday, July 28, 2005.*

From Europe: +33(0)1 55 17 41 48
Replay: +33(0)1 71 23 02 48

From the United Kingdom: +44(0)20 7784 1018
Replay: +44(0)20 7784 1024

From the United States: +1 718 354 1171
Replay: +1 718 354 1112

Replay access code: 4912006#

PRESENTATION

Slides will be available on www.pprfinance.com before the conference call

**CONTACTS**

| | | |
|---|---|---|
| Media: | **Lorie Lichtlen** | **+33(0)1 45 64 65 06** |
| Analysts/Investors: | **Alexandre de Brettes** | **+33(0)1 45 64 61 49** |
| Media website: | **www.pprlive.com** | |
| Analysts/investors website: | **www.pprfinance.com** | |

## Appendix 1: Revenues in Q2 2005

| *(in EUR million)* *According to IFRS* | Q2 2005 | Q2 2004 [1] | Change Actual | Change Comparable [2] |
|---|---|---|---|---|
| Conforama | 655.2 | 653.8 | + 0.2% | - 3.3% |
| Fnac | 892.6 | 848.1 | + 5.2% | + 0.4% |
| Printemps | 175.6 | 183.1 | - 4.1% | - 7.8% |
| Redcats | 1,114.4 | 1,102.1 | + 1.1% | + 0.3% |
| CFAO | 499.4 | 464.6 | + 7.5% | + 8.1% |
| Other activities | 16.7 | 19.8 | - 15.7% | - 3.5% |
| **Retail** | **3,353.9** | **3,271.5** | **+ 2.5%** | **+ 0.2%** |
| Gucci Division | 378.6 | 335.2 | + 12.9% | + 19.0% |
| Bottega Veneta | 32.6 | 22.0 | + 48.4% | + 55.8% |
| Yves Saint Laurent | 33.1 | 35.3 | - 6.2% | - 2.9% |
| YSL Beauté | 130.1 | 130.4 | - 0.2% | + 3.3% |
| Other brands | 64.9 | 45.3 | + 43.3% | + 45.8% |
| **Luxury Goods** | **639.3** | **568.2** | **+ 12.5%** | **+ 17.6%** |
| *(Inter-company sales)* | *-6.3* | *-7.7* | *ns* | *ns* |
| **PPR - Continuing operations** | **3,986.9** | **3,832.0** | **+ 4.0%** | **+ 2.7%** |

*(1) After adjustment for the impact of transition to IFRS and change in closing date of Gucci Group's financial year.*

*(2) On a comparable basis in terms of Group scope, exchange rates and number of days.*

## Appendix 2: Revenues in H1 2005

| *(in EUR million)* *According to IFRS* | **H1 2005** | **H1 2004 (1)** | **Change** **Actual** | **Comparable (2)** |
|---|---|---|---|---|
| Conforama | 1,370.4 | 1,371.4 | - 0.1% | - 0.2% |
| Fnac | 1,855.4 | 1,769.5 | + 4.9% | + 4.2% |
| Printemps | 355.5 | 370.9 | - 4.2% | - 4.6% |
| Redcats | 2,171.6 | 2,176.9 | - 0.2% | + 0.8% |
| CFAO | 967.0 | 919.9 | + 5.1% | + 5.8% |
| Other activities | 35.6 | 40.3 | - 11.7% | - 4.6% |
| **Retail** | **6,755.5** | **6,648.9** | **+ 1.6%** | **+ 1.9%** |
| Gucci Division | 808.5 | 711.7 | + 13.6% | + 19.2% |
| Bottega Veneta | 65.2 | 44.2 | + 47.6% | + 55.0% |
| Yves Saint Laurent | 72.1 | 75.8 | - 4.8% | - 0.6% |
| YSL Beauté | 270.7 | 275.0 | - 1.5% | + 2.0% |
| Other brands | 134.3 | 108.5 | + 23.8% | + 25.5% |
| **Luxury Goods** | **1,350.8** | **1,215.2** | **+ 11.2%** | **+ 15.9%** |
| *(Inter-company sales)* | *-11.9* | *-13.3* | *ns* | *ns* |
| **PPR - Continuing operations** | **8,094.4** | **7,850.8** | **+ 3.1%** | **+ 4.0%** |

*(1) After adjustment for the impact of transition to IFRS and change in closing date of Gucci Group's financial year.*

*(2) On a comparable basis in terms of Group scope, exchange rates and number of days.*

## Appendix 3: Revenues by region - Retail

### Conforama

| *(in EUR million)* *According to IFRS* | Q2 2005 | Q2 2004 | Change Actual | Change Comparable [1] |
|---|---|---|---|---|
| France | 416.9 | 418.8 | - 0.5% | - 4.4% |
| Italy | 128.7 | 130.6 | - 1.5% | - 3.3% |
| Switzerland | 49.6 | 48.4 | + 2.4% | - 0.7% |
| Other countries | 60.0 | 56.0 | + 7.1% | + 2.0% |
| International | 238.3 | 235.0 | + 1.4% | - 1.5% |
| **TOTAL** | **655.2** | **653.8** | **+ 0.2%** | **- 3.3%** |

### Fnac

| *(in EUR million)* *According to IFRS* | Q2 2005 | Q2 2004 | Change Actual | Change Comparable [1] |
|---|---|---|---|---|
| France | 679.2 | 658.4 | + 3.1% | - 1.3% |
| Spain, Portugal, Belgium | 151.2 | 138.3 | + 9.3% | + 4.3% |
| Brazil, Switzerland, Italy | 62.2 | 51.4 | + 21.0% | + 12.3% |
| International | 213.4 | 189.7 | + 12.5% | + 6.5% |
| **TOTAL** | **892.6** | **848.1** | **+ 5.2%** | **+ 0.4%** |

### Redcats

| *(in EUR million)* *According to IFRS* | Q2 2005 | Q2 2004 | Change Actual | Change Comparable [1] |
|---|---|---|---|---|
| France | 527.4 | 519.5 | + 1.5% | - 1.6% |
| United Kingdom [2] | 119.7 | 122.5 | - 2.3% | - 2.2% |
| Scandinavia [2] | 84.1 | 81.0 | + 3.8% | - 4.6% |
| United States | 303.3 | 307.7 | - 1.4% | + 3.5% |
| Other countries | 79.9 | 71.4 | + 11.9% | + 10.5% |
| International | 587.0 | 582.6 | + 0.8% | + 1.9% |
| **TOTAL** | **1,114.4** | **1,102.1** | **+ 1.1%** | **+ 0.3%** |

*(1) On a comparable basis in terms of Group scope, exchange rates and number of days.*

*(2) Including dedicated financial activity.*

## Appendix 4: Luxury Goods revenues

**Breakdown by product category**

| *(in EUR million)* *According to IFRS* | Q2 2005 | Q2 2004 (1) | Change Actual | Change Comparable (2) |
|---|---|---|---|---|
| Leather Goods | 251.8 | 198.5 | + 26.9% | + 33.6% |
| Shoes | 67.6 | 65.7 | + 2.9% | + 7.8% |
| Women's ready-to-wear | 42.4 | 39.9 | + 6.4% | + 11.7% |
| Men's ready-to-wear | 21.7 | 21.8 | - 0.8% | + 4.5% |
| Perfumes | 85.9 | 87.0 | - 1.2% | + 2.6% |
| Cosmetics | 44.4 | 42.6 | + 4.2% | + 7.3% |
| Other products | 95.3 | 90.6 | + 5.2% | + 9.8% |
| Royalties and others | 30.2 | 22.1 | + 36.5% | + 37.9% |
| **TOTAL** | **639.3** | **568.2** | **+ 12.5%** | **+ 17.6%** |

(1) *After adjustment for the impact of change in closing date of Gucci Group's financial year and transition to IFRS.*

(2) *On a comparable basis in terms of Group scope, exchange rates and number of days.*

**Breakdown by region**

| *(in EUR million)* *According to IFRS* | Q2 2005 | Q2 2004 (1) | Change Actual | Change Comparable (2) |
|---|---|---|---|---|
| Europe | 258.8 | 233.4 | + 10.9% | + 11.4% |
| North America | 123.8 | 114.6 | + 8.1% | + 22.1% |
| Japan | 116.9 | 109.6 | + 6.7% | + 12.6% |
| Asia-Pacific excl. Japan | 98.9 | 78.5 | + 26.0% | + 30.9% |
| Other countries | 10.7 | 10.0 | + 7.2% | + 20.9% |
| Royalties and others | 30.2 | 22.1 | + 36.5% | + 37.9% |
| **TOTAL** | **639.3** | **568.2** | **+ 12.5%** | **+ 17.6%** |

(1) *After adjustment for the impact of change in closing date of Gucci Group's financial year and transition to IFRS.*

(2) *On a comparable basis in terms of Group scope, exchange rates and number of days.*

## Appendix 5: Gucci Division revenues

**Breakdown by product category**

| *(in EUR million)* *According to IFRS* | Q2 2005 | Q2 2004 [1] | Change Actual | Change Comparable [2] |
|---|---|---|---|---|
| Leather Goods | 206.4 | 164.8 | + 25.2% | + 32.1% |
| Shoes | 49.5 | 46.7 | + 6.1% | + 12.3% |
| Women's ready-to-wear | 23.3 | 22.9 | + 1.7% | + 7.2% |
| Men's ready-to-wear | 16.5 | 17.5 | - 5.9% | - 0.2% |
| Other products | 70.6 | 72.9 | - 3.2% | + 1.6% |
| Royalties | 12.3 | 10.4 | + 18.4% | + 20.6% |
| **TOTAL** | **378.6** | **335.2** | **+ 12.9%** | **+ 19.0%** |

(1) *After adjustment for the impact of change in closing date of Gucci Group's financial year and transition to IFRS.*

(2) *On a comparable basis in terms of Group scope, exchange rates and number of days.*

**Breakdown by region**

| *(in EUR million)* *According to IFRS* | Q2 2005 | Q2 2004 [1] | Change Actual | Change Comparable [2] |
|---|---|---|---|---|
| Europe | 119.7 | 103.5 | + 15.5% | + 15.3% |
| North America | 81.4 | 75.2 | + 8.2% | + 24.2% |
| Japan | 84.7 | 81.2 | + 4.3% | + 10.6% |
| Asia-Pacific excl. Japan | 78.0 | 63.0 | + 23.9% | + 28.9% |
| Other countries | 2.5 | 1.9 | + 35.3% | + 58.5% |
| Royalties | 12.3 | 10.4 | + 18.4% | + 20.6% |
| **TOTAL** | **378.6** | **335.2** | **+ 12.9%** | **+ 19.0%** |

(1) *After adjustment for the impact of change in closing date of Gucci Group's financial year and transition to IFRS.*

(2) *On a comparable basis in terms of Group scope, exchange rates and number of days.*